SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 29, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CALENDAR OF CORPORATE EVENTS
2007

Company name	TAM S/A
Head office address	Av. Jurandir, 856 – Lote 04, 1° andar – São Paulo/SP
Website	www.tam.com.br
Investor Relations Officer	Name: Líbano Miranda Barroso E-mail: libano.barroso@tam.com.br Telephone number: +55 11 5582-8817 Fax: +55 11 5582-9167
Person in charge of the Investor Relations Area	Name: Cristina Anne Betts E-mail: cristina.betts@tam.com.br Telephone number: +55 11 5582-8365 Fax: +55 11 5582-8149
Newspapers (and place) in which corporate documents are published	Official Gazette of the State of São Paulo Valor Econômico
The Company is subject to the arbitration of the Market Arbitration Panel, as per Commitment Clause included in its Bylaws.

Annual Financial Statements and Consolidated Financial Statements, as the case may be, for the fiscal year ended December 31, 2006
EVENT	DATE
Documents are available to Shareholders	03/21/2007
Publication of documents	03/21/2007
Documents are forwarded to BOVESPA	03/20/2007

Standardized Financial Statements– DFP, for the fiscal year ended December 31, 2006
EVENT	DATE
Documents are forwarded to BOVESPA	03/20/2007

Annual Financial Statements or Consolidated Financial Statements, as the case may be, pursuant to international standards, for the fiscal year ended December 31, 2006
EVENT	DATE
Documents are forwarded to BOVESPA	03/20/2007

Cash dividends in allocation of income related to the fiscal year ended December 31, 2006
Proceeds	Date of the Event	Amount (R$)	Amount in R$/share		Payment Date
			Common	Preferred
Dividend	Board of Directors’ Meeting – 03/20/2007	R$ 120,358	0.79938215	0.79938215	03/30/2007
Interest on Own Capital	Board of Directors’ Meeting – 03/20/2007	R$ 16,911	0.11231965	0.11231965	03/30/2007

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Annual Information – IAN for the fiscal year ended December 31, 2006
Event	DATE
Documents are forwarded to BOVESPA	05/18/2007

Quarterly Information – ITR
EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/10/2007
Related to the 2nd quarter	08/10/2007
Related to the 3rd quarter	11/09/2007

Quarterly Information in English or in accordance with international standards
EVENT	DATE
Documents are forwarded to BOVESPA
Related to the 1st quarter	05/10/2007
Related to the 2nd quarter	08/10/2007
Related to the 3rd quarter	11/09/2007

Annual Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04/10/2007 04/11/2007 04/12/2007
Forward the Call Notice to BOVESPA, accompanied by the management proposal, if any	04/09/2007
Forward the Management Proposal to Bovespa	04/10/2007
Annual Shareholders’ Meeting	04/27/2007
Forward main resolutions of the Annual Shareholders’ Meeting to BOVESPA	04/27/2007
Forward the minutes of the Annual Shareholders’ Meeting to BOVESPA	04/27/2007

Extraordinary General Meeting
EVENT	DATE
Publication of the Call Notice	09/06/2007
Forward the Call Notice to BOVESPA	09/06/2007
Extraordinary General Meeting	09/27/2007
Forward the minutes of the Extraordinary General Meeting to BOVESPA	09/27/2007

Public Meeting with Analysts
EVENT	DATE
Public Meeting with Analysts, open to other interested parties (Place: APIMEC – SP; address: Hotel Renaissance; Alameda Santos, 2.233)	04/04/2007
Public Meeting with Analysts, open to other interested parties (Place: APIMEC – RJ; address: APIMEC; Av. Rio Branco, 103 21° andar)	04/05/2007
Public Meeting with Analysts, open to other interested parties (Place: APIMEC – SP; address: Hotel Renaissance; Alameda Santos, 2.233)	08/16/2007
Public Meeting with Analysts, open to other interested parties (Place: APIMEC – SP; endereço: Academia de Serviços Cmte. Rolim Adolfo Amaro; Rua Ática, 673)	11/29/2007

Conference Call (Optional)
EVENT	DATE
Conference Call - 2006 results presentation (11:00 a.m. Access: via webpage)	03/23/2007

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Board of Directors’ Meetings already scheduled
EVENT	DATE
Board of Directors’ Meeting: approval of the date for distribution of dividends and interest on own capital	02/27/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	02/27/2007
Board of Directors’ Meeting: resignation of Mr. Gelson Pizzirani and election of Mr. Paulo Cezar Bastos Castello Branco as new Company’s Officer	02/28/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	02/28/2007
Board of Directors’ Meeting: Approval of the financial statements for the fiscal year ended December 31, 2006; Approval of distribution of dividends and interest on own capital	03/20/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	03/20/2007
Board of Directors’ Meeting: granting of guarantee to comply with all obligations assumed by TAM Capital Inc, within the scope of issue of Notes	04/10/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	04/17/2007
Board of Directors’ Meeting: (i) approval of vote to be rendered at the Extraordinary General Meeting of TAM Linhas Aéreas S/A, and (ii) approval of granting of guarantee to comply with all obligations assumed by TAM Financial Services 1 Ltda., related to the Facility Agreement.	05/15/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	05/21/2007
Board of Directors’ Meeting: removal of the current audit firm and appointment of a new one as of the 2nd quarter of 2007 up to 2012.	06/29/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	07/13/2007
Board of Directors’ Meeting: donation to the local government of São Paulo of lands owned by the Company, located in Vila Congonhas, São Paulo/SP	08/01/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	08/02/2007
Board of Directors’ Meeting: Authorization for the shared use of Hangar III by Tam Linhas Aéreas S.A.	08/09/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	08/13/2007
Board of Directors’ Meeting: resolving on the capital stock increase, within the limit of authorized capital, by means of exercising the stock option by the Company’s executive Mauro Guimarães Squizato.	08/29/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	10/09/2007
Board of Directors’ Meeting: (i) Election of a new member for the Company’s Board of Executive Officers, (ii) Removal of one officer, and (iii)Approval of vote to be rendered at the Extraordinary General Meeting of TAM Linhas Aéreas S/A, related to the new Board of Executive Officers.	09/10/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	09/10/2007
Board of Directors’ Meeting: (a) company’s granting of collateral, in the form of guarantee, linked to Aircraft Lease Agreement; (b) to approve the content of the vote to be given by the company in the capacity of shareholder, at the TAM Linhas Aéreas S/A Extraordinary General Meeting to authorize TAM Linhas Aéreas S/A (“TAM”) to take part, in the capacity of shareholder, in the offshore company to be incorporated on the Cayman Islands called TAM Financial Services 2 Limited; (c) to approve the company’s execution of the guarantee to be provided by TAM Linhas Aéreas S/A in relation to the obligations assumed by TAM Financial, pursuant to the Facility Agreement.	10/31/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	9/10/2007
Board of Directors’ Meeting: (a) company’s granting of collateral, in the form of guarantee, linked to Aircraft Lease Agreement; (b) to approve the content of the vote to be given by the company in the capacity of shareholder, at the TAM Linhas Aéreas S/A Extraordinary General Meeting to authorize TAM Linhas Aéreas S/A (“TAM”) to take part, in the capacity of shareholder, in the offshore company to be incorporated on the Cayman Islands called TAM Financial Services 2 Limited; (c) to approve the company’s execution of the guarantee to be provided by TAM Linhas Aéreas S/A in relation to the obligations assumed by TAM Financial, pursuant to the Facility Agreement.	10/31/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	10/31/2007
Extraordinary Board of Directors’ Meeting: Resignation of Mr. Marco Antonio Bologna and election of Mr. David Barioni Neto and Mr. Fernando Sporleder Júnior as new Company’s Officers	11/28/2007
Forward the minutes of the Board of Directors’ Meeting to BOVESPA	11/28/2007

Fiscal Council’s Meetings already scheduled
EVENT	DATE
Fiscal Council’s Meeting: Approval of the financial statements for the fiscal year ended December 31, 2006	03/19/2007
Forward the minutes of the Fiscal Council’s Meeting to BOVESPA	03/19/2007

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:November 29, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.